SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K





ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934





For the fiscal year ended December 31, 1994





Commission file number     1-3423





A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN





B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002

                  ENRON CORP. SAVINGS PLAN



                                                        Page

Report of Independent Public Accountants                  3

Financial Statements:

  Savings Plan
     Statement of Financial Condition as of
      December 31, 1994                                   4
     Statement of Financial Condition as of
      December 31, 1993                                   5
     Statement of Income and Changes in Plan Equity
      For the Year Ended December 31, 1994                6
     Statement of Income and Changes in Plan Equity
      For the Year Ended December 31, 1993                7
     Statement of Income and Changes in Plan Equity
      For the Year Ended December 31, 1992                8

Notes to Financial Statements                             9

Signature Page                                           14

Consent of Independent Public Accountants                15

11-K Schedules
  Schedules I, II, and III are omitted because the required information is included in the financial statements

ERISA Schedules
  Schedule of Assets Held for Investment             Schedule I
  Schedule of Reportable Series Transactions         Schedule II

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statements of financial condition of the Enron Corp. Savings Plan as of December 31, 1994 and 1993 and the related statements of income and changes in plan equity for each of the three years ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Enron Corp. Savings Plan as of December 31, 1994 and 1993 and the income and changes in plan equity of the Enron Corp. Savings Plan for each of the three years ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1994 and reportable series transactions for the year ended December 31, 1994 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                              MIR FOX & RODRIGUEZ

Houston, Texas
June 23, 1995

                            ENRON CORP. SAVINGS PLAN

                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1994

                                            Enron Oil &                Fidelity      Fidelity    Fidelity
                              Enron Corp.  Gas Company  Enron Corp.     Equity       Domestic    Overseas    Loans to       Total
                              Stock Fund   Stock Fund   Income Fund  Income Fund      Funds        Fund    Participants   All Funds
ASSETS

SHORT-TERM INVESTMENTS      $  1,116,702  $   202,378  $   509,726  $     7,096  $     6,981  $    1,424  $   237,287  $  2,081,594
INVESTMENTS
 Common Stock of Enron
 Corp. - 7,428,492 shares
 (cost $68,776,689)          226,569,006            -            -            -            -           -            -   226,569,006
 Cumulative Second Preferred
  Convertible Stock of Enron
  Corp. - 70,000 shares
  (cost $20,181,998)          29,147,020            -            -            -            -           -            -    29,147,020
  Common Stock of Enron Oil &
  Gas - 523,365 shares (cost
  $8,880,263)                          -    9,813,094            -            -            -           -            -     9,813,094
 Fixed Income Deposit
  Contracts, at cost which
  approximates market value            -            -   91,550,045            -            -           -            -    91,550,045
 Fidelity Equity Income Fund-
  370,297 shares (cost
  $12,277,367)                         -            -            -   11,368,114            -           -            -    11,368,114
 Fidelity OTC Portfolio-
  43,120 shares (cost
  $1,013,411)                          -            -            -            -    1,003,409           -            -     1,003,409
 Fidelity Balanced Fund-
  158,135 shares (cost
  $2,067,873)                          -            -            -            -    1,943,475           -            -     1,943,475
 Fidelity Growth and Income
  Portfolio - 121,840 shares
  (cost $2,703,255)                    -            -            -            -    2,569,614           -            -     2,569,614
 Fidelity Magellan Fund-
  61,561 shares (cost
  $4,306,714)                          -            -            -            -    4,112,260           -            -     4,112,260
 Fidelity Growth Company
  Fund - 55,382 shares
  (cost $1,584,493)                    -            -            -            -    1,509,715           -            -     1,509,715
 Fidelity Overseas Fund-
  81,869 shares (cost
  $2,333,985)                          -            -            -            -            -   2,235,022            -     2,235,022
                             255,716,026    9,813,094   91,550,045   11,368,114   11,138,473   2,235,022            -   381,820,774
RECEIVABLES
 Contributions                   197,478       84,369      632,282       82,702      115,530      46,913            -     1,159,274
 Notes receivable from
  participants                         -            -            -            -            -           -   15,273,837    15,273,837
 Accrued income receivable         5,973        1,842        3,732            -            -           -            -        11,547
 TOTAL                      $257,036,179  $10,101,683  $92,695,785  $11,457,912  $11,260,984  $2,283,359  $15,511,124  $400,347,026

PLAN EQUITY                 $257,036,179  $10,101,683  $92,695,785  $11,457,912  $11,260,984  $2,283,359  $15,511,124  $400,347,026

The accompanying notes are an integral part of these financial statements.


                         ENRON CORP. SAVINGS PLAN

                     STATEMENT OF FINANCIAL CONDITION
                             DECEMBER 31, 1993


                                              Enron
                                            Oil & Gas                     Fidelity
                              Enron Corp.    Company      Enron Corp.      Equity       Loans To
                              Stock Fund    Stock Fund    Income Fund   Income Fund   Participants     Total
ASSETS

SHORT-TERM INVESTMENTS       $  5,122,094   $  335,992   $ 14,110,255   $     9,036   $    25,330   $ 19,602,707

INVESTMENTS
 Common Stock of Enron
  Corp. - 7,861,219 shares
  (cost $82,183,527)          227,975,351            -              -             -             -    227,975,351
 Fixed Income Deposit
  Contracts                             -            -     91,231,733             -             -     91,231,733
 Fidelity Equity Income
  Fund at market value -
  384,880 units (cost
  $12,891,904)                          -            -              -    13,024,384             -     13,024,384
 Common Stock of Enron
  Oil & Gas - 346,142
  shares (cost $4,820,310)              -    6,749,769              -             -             -      6,749,769
                              227,975,351    6,749,769     91,231,733    13,024,384             -    338,981,237

NOTES RECEIVABLE FROM
 PARTICIPANTS                           -            -              -             -    10,032,803     10,032,803

     TOTAL                   $233,097,445   $7,085,761   $105,341,988   $13,033,420   $10,058,133   $368,616,747

PLAN EQUITY                  $233,097,445   $7,085,761   $105,341,988   $13,033,420   $10,058,133   $368,616,747

The accompanying notes are an integral part of these financial statements.


                            ENRON CORP. SAVINGS PLAN

                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                          Enron Oil &                 Fidelity      Fidelity    Fidelity
                            Enron Corp.   Gas Company  Enron Corp.     Equity       Domestic    Overseas    Loans to        Total
                            Stock Fund    Stock Fund   Income Fund   Income Fund     Funds        Fund    Participants    All Funds

INCOME
  Interest                 $    542,300  $    60,332  $  5,741,577  $    45,325  $    34,631  $   10,339  $         -  $  6,434,504
  Dividends                   5,998,734       47,579             -      351,046      124,365           -            -     6,521,724
                              6,541,034      107,911     5,741,577      396,371      158,996      10,339            -    12,956,228

REALIZED APPRECIATION         2,381,446      141,230             -      677,331      147,248      35,377            -     3,382,632

UNREALIZED APPRECIATION
 (DEPRECIATION)              10,464,267     (705,409)            -     (980,952)    (537,273)    (98,989)           -     8,141,644

CONTRIBUTIONS FROM
 PARTICIPANTS                 4,392,129    1,283,749     4,581,648    1,529,576    1,584,582     352,732            -    13,724,416

ASSETS TRANSFERRED
 Transfers between funds,
  net                        (4,254,979)   2,920,001    (7,323,671)  (2,140,776)   8,987,758   1,811,667            -            -
 Rollovers and transfers
  in from new participants   46,513,545      261,516     1,554,772      256,865    1,782,978     312,836            -    50,682,512

                             42,258,566    3,181,517    (5,768,899)  (1,883,911)  10,770,736   2,124,503            -    50,682,512

LOANS TO PARTICIPANTS, NET
 OF REPAYMENTS               (3,880,429)    (226,335)     (843,277)    (192,052)    (250,059)    (60,839)   5,452,991             -

PARTICIPANT WITHDRAWALS     (37,996,208)    (756,031)  (16,218,332)  (1,099,591)    (606,594)    (78,463)           -   (56,755,219)

OTHER, NET                     (222,071)     (10,710)     (138,920)     (22,280)      (6,652)     (1,301)           -      (401,934)

INCREASE (DECREASE) IN
 PLAN EQUITY                 23,938,734    3,015,922   (12,646,203)  (1,575,508)  11,260,984   2,283,359    5,452,991    31,730,279

PLAN EQUITY, BEGINNING OF
 PERIOD                     233,097,445    7,085,761   105,341,988   13,033,420            -           -   10,058,133   368,616,747

PLAN EQUITY, END OF PERIOD $257,036,179  $10,101,683  $ 92,695,785  $11,457,912  $11,260,984  $2,283,359  $15,511,124  $400,347,026

The accompanying notes are an integral part of these financial statements.


                         ENRON CORP. SAVINGS PLAN

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1993


                                           Enron
                                         Oil & Gas                    Fidelity
                          Enron Corp.     Company     Enron Corp.      Equity       Loans To
                          Stock Fund    Stock Fund    Income Fund   Income Fund   Participants      Total
INCOME
 Interest                $    377,697   $   42,844   $  6,838,734   $    48,409   $         -   $  7,307,684
 Dividends                  5,712,496       30,132              -       197,347             -      5,939,975
                            6,090,193       72,976      6,838,734       245,756             -     13,247,659

REALIZED APPRECIATION       5,045,381      324,260              -     1,152,467             -      6,522,108

UNREALIZED APPRECIATION    43,099,734      825,470              -       132,426             -     44,057,630

CONTRIBUTIONS FROM
 PARTICIPANTS               5,657,796    1,386,478      6,372,169     2,229,693             -     15,646,136

ASSETS TRANSFERRED
 Transfers Between
  Funds, net                5,144,784      866,665     (4,408,878)   (1,602,571)            -              -
 Transfers in from
  new participants          5,644,016      252,313      3,688,727       670,225             -     10,255,281
                           10,788,800    1,118,978       (720,151)     (932,346)            -     10,255,281

LOANS TO PARTICIPANTS,
 NET OF REPAYMENTS           (176,739)      65,323       (514,139)      (95,818)      721,373              -

PARTICIPANT WITHDRAWALS   (29,318,587)    (461,632)   (11,304,632)   (1,211,469)            -    (42,296,320)

OTHER, NET                   (386,349)       3,347          3,278             -             -       (379,724)

INCREASE IN PLAN EQUITY    40,800,229    3,335,200        675,259     1,520,709       721,373     47,052,770

PLAN EQUITY, BEGINNING
 OF PERIOD                192,297,216    3,750,561    104,666,729    11,512,711     9,336,760    321,563,977

PLAN EQUITY, END OF
 PERIOD                  $233,097,445   $7,085,761   $105,341,988   $13,033,420   $10,058,133   $368,616,747

The accompanying notes are an integral part of these financial statements.

                         ENRON CORP. SAVINGS PLAN

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                   FOR THE YEAR ENDED DECEMBER 31, 1992


                                            Enron
                                          Oil & Gas
                            Enron Corp.    Company     Enron Corp.                   Loans To
                            Stock Fund   Stock Fund    Income Fund   Equity Fund   Participants      Total
INCOME
 Interest                 $    320,182   $   32,249   $  7,885,004   $    46,389   $        -   $  8,283,824
 Dividends                   5,395,734       20,001              -       317,622            -      5,733,357
                             5,715,916       52,250      7,885,004       364,011            -     14,017,181

REALIZED APPRECIATION          719,359      139,925              -        39,724            -        899,008

UNREALIZED APPRECIATION     45,916,490      919,541              -       467,143            -     47,303,174

CONTRIBUTIONS FROM
 PARTICIPANTS                3,552,497      927,649      6,177,673     1,776,732            -     12,434,551

ASSETS TRANSFERRED
 Transfers between
  funds, net                 1,189,095      (45,758)    (1,989,834)      846,497            -              -
 Transfers in from
  new participants           1,414,415       56,507      2,468,144       166,417            -      4,105,483
                             2,603,510       10,749        478,310     1,012,914            -      4,105,483

LOANS TO PARTICIPANTS,
 NET OF REPAYMENTS            (899,050)     110,842     (1,312,253)     (150,248)   2,250,709              -

PARTICIPANT WITHDRAWALS     (6,330,120)     (57,212)    (4,875,926)     (422,669)           -    (11,685,927)

OTHER, NET                       3,398       (4,116)        30,128        26,575            -         55,985

INCREASE IN PLAN EQUITY     51,282,000    2,099,628      8,382,936     3,114,182    2,250,709     67,129,455

PLAN EQUITY, BEGINNING
 OF PERIOD                 141,015,216    1,650,933     96,283,793     8,398,529    7,086,051    254,434,522

PLAN EQUITY, END OF
 PERIOD                   $192,297,216   $3,750,561   $104,666,729   $11,512,711   $9,336,760   $321,563,977

The accompanying notes are an integral part of these financial statements.

                  ENRON CORP. SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF THE PLAN

   Enron Corp. ("Enron") offers eligible employees the opportunity to participate in the Enron Corp. Savings
   Plan ("Savings Plan").  Participation in the Savings
   Plan is voluntary and an employee is eligible to participate the first day of the month following employment. However, an individual whose conditions of employment are governed by a collective bargaining agreement shall not be considered an employee for this purpose unless the collective bargaining agreement provides otherwise. The Savings Plan is subject to the provisions of the Employee Retirement Income Security
   Act of 1974 ("ERISA").

   Prior to January, 1, 1994, participants in the Savings
   Plan could allocate their contributions to one or more of four investment funds including an Enron stock fund, an Enron Oil & Gas Company ("EOG") stock fund, a fixed income fund, and an equity fund.

   The Savings Plan was amended and restated effective
   January 1, 1994 primarily to provide for six additional investment options in the form of diversified mutual funds and to provide for daily account valuations as well as daily changes in contribution percentages, investment choices and transfers between funds subject to certain limitations. The investment options available beginning January 1, 1994 are as follows:

     Enron Corp. Stock Fund
     EOG Stock Fund
     Enron Corp. Income Fund
     Fidelity Equity Income Fund
     Fidelity OTC Portfolio
     Fidelity Balanced Fund
     Fidelity Growth and Income Portfolio
     Fidelity Magellan Fund
     Fidelity Growth Company Fund
     Fidelity Overseas Fund

   Participants whose gross pay is less than $66,000 per year may contribute amounts up to 14% of their normal pay on an after-tax or before-tax basis, or any combination thereof, up to the 14% maximum.

   Participants whose gross pay is equal to or greater than $66,000 per year may contribute amounts up to 11% of their normal pay. Contributions may be made on an after-tax or before-tax basis, or any combination thereof, up to a maximum of 11%. However, the maximum for before-tax contributions is limited to 8% subject to a maximum contribution amount of $9,240 for the plan year 1994
   (and adjusted annually thereafter to reflect changes in the cost of living).

   The Savings Plan permits participants to borrow up to 50% of the market value of their accounts, subject to certain limitations. Generally, notes receivable from participants must be repaid within five years. The
   Savings Plan is qualified under Section 401(a) of the Code; withdrawals, distributions, and loans to participants are limited as specified by the Code and related Internal Revenue Service ("IRS") regulations.

   Number of Participants

   The following is a summary of participants in the Savings Plan:

                                          December 31,
                                          1994    1993
   Enron Corp. Stock Fund                5,780   5,707
   Enron Corp. Income Fund               4,129   4,651
   Fidelity Equity Income Fund           1,608   1,687
   EOG Stock Fund                        1,501   1,283
   Fidelity Domestic Funds               2,325       -
   Fidelity Overseas Fund                  549       -

   The total number of participants in the Savings Plan at December 31, 1994 is 6,667 and is less than the sum of the number of participants shown above because many were participating in more than one fund.

2. ACCOUNTING POLICIES

   In accordance with the provisions of the Savings Plan, the financial records and participants' annual valuations are determined on the accrual basis and the investments are presented at market value. Security transactions are recorded as of the trade date. The common stock owned by the Savings Plan is carried in each of the individual participants' accounts at cost.
   The market value of the Enron or EOG stock fund is determined by the closing price of such common stock as quoted in the listing of the New York Stock Exchange
   Composite Transactions as of the financial statement date. The fixed income deposit contracts are valued at cost plus interest earned as of the financial statement date. The market value of the Fidelity mutual funds at December 31, 1994 is the net asset value of each such individual fund as of the financial statement date. The market value of the Enron Corp. Cumulative Second
   Preferred Convertible Stock (the Preferred Stock) is based upon the market value of the equivalent number of Enron Corp. common shares into which the Preferred Stock is convertible (see Note 3).

   In accordance with rules established by the Department of Labor, amounts recorded in the financial statements as realized gain or loss on the sale of assets is determined by comparing the sales proceeds to the market value of the assets at the beginning of the plan year or the purchase price, if purchased during the year ("ERISA
   Cost").

   Repayments of loans by participants are reinvested in the Savings Plan based upon the participant's current investment election; therefore, loans are shown as being a receivable of the Savings Plan rather than a receivable of a particular investment fund.
   Additionally, the Savings Plan recognizes unrealized appreciation (depreciation) representing the increase
   (decrease) in the market value over the prior year market value of its investments.

3. INVESTMENTS

   Employee contributions to the Savings Plan are invested as designated by the employee.

   Effective January 1, 1994, the Savings Plan was amended to permit the Enron Corp. Stock Fund to hold shares of the Preferred Stock in addition to Enron Corp. common stock. The Preferred Stock is convertible into Enron
   Corp. common stock at a fixed rate of 13.652 common shares for each preferred share. Participants in the Enron Corp. Stock Fund receive an equivalent annual preferred stock dividend in an amount equal to or greater than the dividend on the common stock. During
   1994, the Plan exchanged shares of Enron Corp. common stock for 70,000 shares of Preferred Stock at the fixed exchange rate of 13.652 common shares for each preferred share. Distributions from the Enron Corp. Stock Fund continue to be made in shares of Enron Corp. common stock or in cash.

   On June 15, 1994, EOG effected, in the form of a stock dividend, a two-for-one common stock split on all issued stock. The number of shares of EOG common stock held at December 31, 1993 has been restated to reflect the effect of the split.

   Fixed income investments are provided by deposit contracts with insurance companies and banks which provide both a guaranteed annual rate of interest and a return of principal at cost as long as withdrawals are in accordance with provisions of the Savings Plan. This type of contract is frequently referred to as a "guaranteed investment contract," or "GIC."
   Negotiations are on a bid basis generally arranged to offer maturities averaging three years. At December 31, 1994, the interest rates ranged from 4.55% to 9.21%.

   Effective November 23, 1993, assets in the equity fund are managed by Fidelity Investments, a registered investment advisor, and are invested in the Fidelity
   Equity Income Fund. Prior to November 23, 1993, investments in the equity fund were managed by Mellon
   Capital Management Corporation, a registered investment advisor, and were invested in the Mellon Fund.

4. ROLLOVERS AND TRANSFER OF ASSETS

   During 1994, participants in the Savings Plan transferred approximately $45.5 million by means of direct trust-to-trust transfers from the Enron Corp.
   Employee Stock Ownership Plan to the Savings Plan.

   During February 1993, the assets in the accounts of former Access Energy Corporation ("Access") employees were transferred in a direct trust-to-trust transfer from the Access Energy Corporation 401(k) Savings Plan to the Savings Plan. This transfer, in the amount of $1,412,755, was made pursuant to a provision in the Stock Purchase Agreement between Enron and Access effecting the purchase of Access by Enron.

5. FEDERAL INCOME TAXES

   No provision for Federal income taxes is required since the Savings Plan is a qualified plan under Section
   401(k) and its related trust is tax-exempt under Section
   501(a) of the Code. A favorable determination letter, dated October 16, 1989, was received from the IRS stating that the restated plan is a qualified plan and its related trust is tax-exempt. An application has been filed with the IRS for a new determination letter regarding all Savings Plan amendments and restatements since the last determination letter.

   Enron may deduct for Federal income tax purposes the amount of its contributions to the Savings Plan, and neither such contributions to the Savings Plan nor the income of the funds will be taxable to a participant as income prior to the time that such participant receives a distribution thereof from the Savings Plan. A participant is not taxed on his tax deferred contributions to the Savings Plan until the participant receives a distribution thereof from the plan. The participant's taxability is in accordance with the Code.
   Generally, the Code imposes on distributions from the Savings Plan made to a participant before age 59 1/2, death, or disability, a penalty tax equal to 10% of the amount of the distribution that is includable in the participant's gross income.

6. WITHDRAWALS

   When a participant terminates employment with Enron, such participant may elect to receive a distribution of the balance in his account in the form of a cash payment, except that distributions from the Enron or EOG stock funds may be in the form of a cash payment or in shares of Enron or EOG stock.

7. TRUSTEE

   Northern Trust Company ("Northern") serves as the
   Trustee of the Savings Plan. Northern does not receive any compensation from the Savings Plan. Enron and the Savings Plan participants pay all of the administrative expenses of the Savings Plan.

8. REALIZED APPRECIATION (DEPRECIATION)

   A summary of the realized appreciation (depreciation) on the Enron and EOG common stock funds and the equity fund transactions is presented below.


                                                               Realized
                                                   ERISA     Appreciation
                                    Proceeds        Cost    (Depreciation)

   Year Ended December 31, 1994
     Enron Corp. Stock Fund       $38,765,919   $36,384,473   $ 2,381,446
     Fidelity Equity Income Fund    5,941,877     5,264,546       677,331
     Fidelity OTC Portfolio           405,430       415,432       (10,002)
     Fidelity Balanced Fund         1,189,699     1,245,178       (55,479)
     Fidelity Growth and Income
      Portfolio                       863,561       748,030       115,531
     Fidelity Magellan Fund         1,491,689     1,425,597        66,092
     Fidelity Growth Company Fund     587,863       556,757        31,106
     Fidelity Overseas Fund           750,903       715,526        35,377
     EOG Stock Fund                 2,020,075     1,878,845       141,230
                                  $52,017,016   $48,634,384   $ 3,382,632

   Year Ended December 31, 1993
     Enron Corp. Stock Fund       $30,456,091   $25,410,710   $ 5,045,381
     Fidelity Equity Income Fund    4,315,147     3,162,680     1,152,467
     EOG Stock Fund                 1,072,699       748,439       324,260
                                  $35,843,937   $29,321,829   $ 6,522,108

   Year Ended December 31, 1992
     Enron Corp. Stock Fund       $ 4,290,759   $ 3,571,400   $   719,359
     Equity Fund                    1,756,799     1,717,075        39,724
     EOG Stock Fund                   460,641       320,716       139,925
                                  $ 6,508,199   $ 5,609,191   $   899,008

9. FIDELITY DOMESTIC FUNDS

   For presentation in the accompanying financial statements, results for the Fidelity OTC Portfolio, Balanced Fund, Growth and Income Portfolio, Magellan
   Fund and Growth Company Fund have been combined under the heading Fidelity Domestic Funds. Significant activity for these funds can be broken down by individual fund as follows:

                                                        Growth and
                                 OTC        Balanced      Income
                              Portfolio       Fund       Portfolio

   Contributions             $  168,199   $  264,664   $   325,527
   Transfers in, net            968,794    1,962,794     2,417,333
   Income earned                 12,275       66,049        46,212
   Realized gain (loss)         (10,002)     (55,479)      115,531
   Unrealized depreciation      (10,002)    (124,398)     (133,641)
   Withdrawals                  (85,931)     (92,748)     (116,572)
   Participant loans, net       (29,310)     (50,300)      (55,464)
   Other, net                      (622)      (1,264)       (1,302)
     Ending Balance          $1,013,401   $1,969,318   $ 2,597,624


                                            Growth
                               Magellan     Company
                                 Fund         Fund        Totals

   Contributions             $  591,595   $  234,597   $ 1,584,582
   Transfers in, net          3,990,221    1,431,594    10,770,736
   Income earned                 18,403       16,057       158,996
   Realized gain (loss)          66,092       31,106       147,248
   Unrealized depreciation    (194,454)      (74,778)     (537,273)
   Withdrawals                (219,188)      (92,155)     (606,594)
   Participant loans, net      (93,993)      (20,992)     (250,059)
   Other, net                   (2,525)         (939)       (6,652)
     Ending Balance          $4,156,151   $1,524,490   $11,260,984

                         SIGNATURES



   Pursuant to the requirements of the Securities Exchange
Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


ENRON CORP. SAVINGS PLAN


By:  James G. Barnhart
     James G. Barnhart
     Chairman of the Administrative Committee






June 23, 1995

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration
Statement Nos. 33-13397 (Enron Corp. Savings Plan) and 33-
34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp.
Savings Plan).


                              MIR FOX & RODRIGUEZ

Houston, Texas
June 23, 1995

                                                                 SCHEDULE I

                                ENRON CORP.
                               SAVINGS PLAN

                  SCHEDULE OF ASSETS HELD FOR INVESTMENT
                             DECEMBER 31, 1994

                                 SHARES OR  MATURITY  INTEREST                    MARKET
DESCRIPTION                      PAR VALUE    DATE      RATE         COST          VALUE

COMMON STOCKS:

  ENRON CORP. COMMON STOCK       7,428,492                       $68,776,689   $226,569,006
  ENRON CORP. CUMULATIVE SECOND
   PREFERRED CONVERTIBLE STOCK      70,000                        20,181,998     29,147,020
  ENRON OIL & GAS COMPANY
   COMMON STOCK                    523,365                         8,880,263      9,813,094
  FIDELITY EQUITY INCOME FUND      370,297                        12,277,367     11,368,114
  FIDELITY OTC PORTFOLIO            43,120                         1,013,411      1,003,409
  FIDELITY BALANCED FUND           158,135                         2,067,873      1,943,475
  FIDELITY GROWTH AND INCOME
   PORTFOLIO                       121,840                         2,703,255      2,569,614
  FIDELITY MAGELLAN FUND            61,561                         4,306,714      4,112,260
  FIDELITY GROWTH COMPANY FUND      55,382                         1,584,493      1,509,715
  FIDELITY OVERSEAS FUND            81,869                         2,333,985      2,235,022
     TOTAL                                                      $124,076,048   $290,270,729

FIXED INCOME DEPOSIT CONTRACTS:
  CANADA LIFE CONTRACT          12,297,626   6/30/97    4.98%   $ 12,297,626   $ 12,297,626
  JOHN HANCODK MUTUAL LIFE
   INSURANCE CO., GPC 7374       7,832,200   3/31/99    6.49%      7,832,200      7,832,200
  HARTFORD LIFE INSURANCE CO.,
   GA-9496                       9,923,736   9/18/95   Floating    9,923,736      9,923,736
  LINCOLN NATIONAL GA-9597      14,479,054   9/30/96    4.55%     14,479,054     14,479,054
  METROPOLITAN LIFE CONTRACT
   NO. 12111                    10,085,409   6/30/95    8.51%     10,085,409     10,085,409
  PROVIDENT LIFE AND ACCIDENT
   INSURANCE CONTRACT 627-5578   6,418,889   1/31/99    5.21%      6,418,889      6,418,889
  PEOPLES SECURITY BDA 00437FR   7,232,152   6/30/99    7.33%      7,232,152      7,232,152
  PRUDENTIAL ASSET MANAGEMENT
   GROUP CONTRACT - NO.
   GA 6538-500                   1,795,724   6/30/95    9.21%      1,795,724      1,795,724
  PRUDENTIAL ASSET MANAGEMENT
   GROUP CONTRACT NO.
   GA-6538-501                   2,352,700  12/31/96    5.56%      2,352,700      2,352,700
  PRUDENTIAL ASSET MANAGEMENT
   GROUP CONTRACT NO.
   GA-6538-502                   4,115,410  12/31/96    5.87%      4,115,410      4,115,410
  SUNLIFE OF CANADA INSURANCE
   S-00885-G-6-001              15,017,145   9/30/98    5.42%     15,017,145     15,017,145

     TOTAL                                                      $ 91,550,045   $ 91,550,045

SHORT-TERM INVESTMENTS:

  THE NORTHERN TRUST COMPANY
   SHORT-TERM INVESTMENT FUND    2,081,594                      $  2,081,594   $  2,081,594


                                                                SCHEDULE II

                                ENRON CORP.
                               SAVINGS PLAN

                SCHEDULE OF REPORTABLE SERIES TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1994


                              NUMBER OF       PURCHASE        SALES          GAIN/
DESCRIPTION                  TRANSACTIONS      PRICE          PRICE         (LOSS)

COLTV
SHORT-TERM INVESTMENT FUND
  PURCHASES                      520        $118,325,912
  SALES                          540         134,103,152   $134,103,152   $        -

ENRON CORP. COMMON STOCK
  PURCHASES                       15           7,748,288
  SALES                           46           7,353,882     11,204,930    3,851,048




NOTE:THIS SCHEDULE IS A LISTING OF SERIES OF TRANSACTIONS IN THE SAME
     SECURITY WHICH EXCEEDED 5% OF THE MARKET VALUE OF PLAN ASSETS HELD ON JANUARY 1, 1994. TRANSACTIONS LISTED ARE BASED ON JANUARY 1, 1994 PLAN ASSETS OF $368,616,747. THE TRUSTEE INITIATES AND CONSUMMATES ALL INVESTMENT TRANSACTIONS. THERE WERE NO REPORTABLE SINGLE TRANSACTIONS WHICH EXCEED 5% OF THE MARKET VALUE OF PLAN ASSETS HELD ON JANUARY 1, 1994. THERE WERE NO REPORTABLE BROKER TRANSACTIONS.